SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 24, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 24, 2020.

Autonomous City of Buenos Aires, November 24th 2020

To:

CNV/BYMA/MAE

Re.: Relevant Event

Dear Sirs,

It is with great sorrow that we write to you to inform the death of the Chairman of our Board, Mr. Jorge Horacio Brito. We attach a copy of the Press Release issued by the Bank as a consequence of his death.

Pursuant to article 17 of the Bylaws, the office of the Chairman shall be covered by the Vice Chairman, Dr. Delfín J. Ezequiel Carballo. At the first Board meeting to be held, the appointment of a new Vice Chairman and the election, from among the Alternate Directors appointed by the General Shareholder Meeting, of the one who will assume in order to complete the number of regular directors will be discussed.

Sincerely,

Buenos Aires, November 20th 2020

It is with great sorrow that Banco Macro announces the death of its founder and Chairman, Mr. Jorge Horacio Brito, who this afternoon suffered an aviation accident in the town of Coronel Moldes, Province of Salta.

Jorge Horacio Brito was born in Buenos Aires in 1952. He married Marcela Carballo and had six children: Milagros, Jorge Pablo, Constanza, Marcos, Santiago and Mateo. He had 12 grandchildren.

We both founded in 1978 Macro Compañía Financiera S.A., a company that was the origin of what we nowadays know as Banco Macro. Brito was also the President of Asociación de Bancos Argentinos between 2003 and 2016. He was as well President of Federación Lationamericana de Bancos from 2012 to 2014.

His enterprising spirit led him to create other businesses such as Inversora Juramento S.A., Frigorífico Bermejo, Cabaña Juramento, Vizora and several companies that employ over 20,000 Argentine workers.

Jorge leaves us on the height of this life. All of us who make Banco Macro everyday shall never forget his example of work, dedication and effort.

Dr. Delfín Jorge Ezequiel Carballo

Vice Chairman of Banco Macro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 24, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer